Exhibit 12.1
Allegheny Technologies Incorporated
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)
(Unaudited)

Three Months Ended
March 31, 2017
Income before income taxes and cumulative effect of change in accounting principle	$23.1
Income recognized on less than fifty percent owned persons	(0.2)
Noncontrolling interest in the income of subsidiary with fixed charges	(3.6)
$19.3
Fixed Charges:
Interest expense	$32.6
Portion of rents deemed to be interest	1.7
Capitalized interest	0.7
Amortization of debt expense	1.2
Fixed charges excluding capitalized interest	36.2
Earnings adjustments:
Capitalized interest	(0.7)
Earnings, as adjusted	$54.8
Ratio of earnings to fixed charges	1.5